‘Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

June 12, 2006

Ms. Pamela A. Long, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549
Re: Irish Mag, Inc.
Fourth Amendment to Registration Statement on Form SB-2
File No. 333-132791
Filed: June 12, 2006

Dear Ms. Long:

The table below contains Irish Mag, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated June 8, 2006. On behalf of the Company, on June 12, 2006, I transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a redlined document in “.pdf” format which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

Inadvertently the wrong version with incorrect signature dates was submitted this morning.  This Fifth Amendment to Registration Statement on form SB-2 has the correct signature date.  This is the only change to the document compared to our Fourth Amendment to Registration Statement on Form SB-2.  For this reason I did not resubmit a redline version with this filing.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (3)
1. Irish Mag, Inc. SB-2/A-5
2. Exhibit 5.5: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq
3. Exhibit 23.5 Auditors Consent